

Mail Stop 3561

June 20, 2017

Via E-mail
Evan Jones
Chief Executive Officer
Opgen Inc.
708 Quince Orchard Road, Suite 205
Gaithersburg, MD 20878

> **Re:** **Opgen Inc.**
> **Registration Statement on Form S-1**
> **Filed June 1, 2017**
> **File No. 333-218392**

Dear Mr. Jones:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please confirm that you will identify the underwriters in the offering, include all required disclosures such as the number of shares being offered, except for information permitted to be omitted under Rule 430A and file the underwriting agreement as an exhibit to the registration statement, prior to requesting effectiveness.

Exhibits

2. We note that on May 31, 2017 you entered into a note purchase agreement with jVen Capital, LLC pursuant to which jVen agreed to lend up to $1,500,000 in the form of convertible promissory notes. We also note the statement that the convertible notes may be converted in this offering. It appears that you commenced the offering of these securities privately and are now attempting to complete the offering through a public

offering. Please provide us with a detailed legal and factual analysis as to how you concluded that you may complete the private placement of the convertible notes and underlying common stock through your public offering on the Form S-1 filed on June 1, 2017, consistent with Section 5 of the Securities Act 1933. Refer to Securities Act Release No. 8828 (August 10, 2007). For additional guidance, please see Securities Act Sections Question 134.02 in the Division of Corporation Finance's Compliance and Disclosure Interpretations (April 24, 2009) available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm .

3.   We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 if you have any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Mary J. Mullany, Esq.
      Ballard Spahr LLP